Exhibit 97

TTM Technologies, Inc. (“the Company”)
Executive Compensation Recoupment Policy

As amended and restated by the Board of Directors on November 15, 2023

Administration

This Policy shall be administered by the Compensation Committee (the “Committee”). Any determinations made by the Committee shall be final and binding on all affected individuals. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and any applicable rules or standards adopted by the Securities and Exchange Commission or Nasdaq. This policy shall apply in addition to any right of recoupment against the Chief Executive Officer and Chief Financial Officer pursuant to Section 304 of the Sarbanes-Oxley Act of 2002.

Definitions

For purposes of this Policy, a “Covered Executive” is defined as any current or former officer of the Company that has been designated as such by the Committee pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

For purposes of this Policy, “Covered Compensation” shall include any compensation that is granted, earned, or vested based wholly or in part on the attainment of a “financial reporting measure,” including, but not limited to, the following: (i) annual cash incentive compensation paid to a Covered Executive under the TTM Incentive Plan adopted by the Committee (or any successor annual cash incentive plan adopted by the Committee), (ii) Performance Stock Units (“PSUs”), and/or the resulting shares vested to Covered Executives pursuant to such grant of PSUs. For the avoidance of doubt, Covered Compensation shall not include base salary or time vested Restricted Stock Units granted to Covered Executives.

“Financial reporting measures” include but are not limited to: (i) Company stock price, (ii) total shareholder return, (iii) revenues, (iv) net income, (v) EBITDA, (vi) liquidity measures such as working capital or operating cash flow, (vii) return measures such as return on assets and (viii) earnings measures such as earnings per share.

Recoupment in the Event of an Accounting Restatement

In the event that the Company is required to prepare an accounting restatement due to material noncompliance by the Company with any financial reporting requirement under the U.S. Federal Securities laws (an “Accounting Restatement”), the Committee will require, and by the certification required by this Policy, each Covered Executive shall agree to, the reimbursement or forfeiture of any excess Covered Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

In the event of an Accounting Restatement, the amount to be recovered will be the excess of the Covered Compensation paid to the Covered Executive based on the erroneous data over the Covered Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Committee.

If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement (e.g., because it was based on stock price or total shareholder return), then it will make its determination based on a reasonable estimate of the effect of the accounting restatement, and it will document and keep record of the method by which it reaches such estimate.

Recoupment for Violations of Code of Conduct

In the event of a material and intentional violation of the Company’s Code of Conduct by a Covered Executive, the Committee may require, as and to the extent it deems appropriate at the sole and absolute discretion of the Committee, and by the certification required by this Policy, each Covered Executive shall agree to the reimbursement or forfeiture of all types of compensation received by the Covered Executive during the three completed fiscal years immediately preceding the date of the material and intentional violation of the Code of Conduct. Further, the Company may take such other disciplinary action, including but not limited to actions under other Company policies, against any Covered Executive as it deems necessary and appropriate, including termination of employment.

Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping compensation hereunder which may include, without limitation:

•
requiring reimbursement of cash compensation previously paid;
•
seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•
offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
•
cancelling outstanding vested or unvested equity awards; and/or
•
taking any other remedial and recovery action permitted by law, as determined by the Committee.

Certification and Waiver of Indemnification

All Covered Executives will be required to certify their understanding of, and agreement to comply with and return any compensation to the Company pursuant to this Policy, and in connection therewith irrevocably waive any right they may otherwise have to be indemnified by the Company against the loss of any compensation.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar Policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Committee shall recover any compensation in accordance with this Policy unless such recovery would be impracticable because (i) the direct costs of enforcing recovery would exceed the recoverable amount or (ii) recovery would violate the law of the Covered Executive’s home country.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.